UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 30, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

Extension of Regulation A+ Offering and Termination Date

On September 30, 2020, Hightimes Holding Corp., a Delaware corporation (the “Company”), elected to extend the Company’s existing Regulation A+ offering (the “Offering”) until as late as December 31, 2020.

Nonetheless, the Offering is presently paused pending the Company’s completion of an audit of its 2019 annual consolidated financial statements and preparation of unaudited consolidated financial statement for the six months ended June 30, 2020, the filing with the SEC of the Company’s annual report on Form 1-K for the year ended December 31, 2019, as well as the Form 1-SA semi-annual financial report for the period ended June 30, 2020, and an amendment and update of its Regulation A+ offering statement on Form 1-A.

Amendment to Subscription Agreement

As the Company has now elected to extend the Offering until as late as December 31, 2020, the Company has amended the subscription agreement (the “Subscription Agreement”) for prospective investors in the Company’s Offering to indicate that the Offering will terminate on the first to occur of: (i) the date on which all 4,545,454 shares of the Company’s common stock have been sold under the Offering, (ii) December 31, 2020 or (iii) such earlier date as the Company elects to terminate the Offering.

A copy of the Subscription Agreement is attached as Exhibit 4.1 to this Current Report on Form 1-U and any summary of the terms of such document is subject to, and qualified in its entirety by, the full text of such document, which is incorporated herein by reference.

The Company’s Form 1-A Regulation A+ Offering Circular dated March 12, 2018 and its exhibits as filed with and qualified by the Securities and Exchange Commission (the “SEC”) on March 12, 2018 and the Form 1-A Post Qualification Offering Circular filed with the SEC on June 11, 2018, as amended on June 15, 2018, as further amended on June 25, 2018 and again qualified by the SEC on July 26, 2018 (collectively, the “Offering Circular”), the Company’s Offering Circular Supplement, filed on May 31, 2019, the Company’s Form 1-K Annual Report for the year ended December 31, 2018, the Company’s Form S/A Semi-Annual Report for the six month periods ended June 30, 2018 and June 30, 2019 and all Form 1-U Current Reports filed to date (including this Form 1-U Current Report) are available on the Company’s website at www.hightimes/invest.com.

Investor Deck

On September 30, 2020, the Company published an updated investor presentation, a copy of which is attached hereto as Exhibit 15.1.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	September 30, 2020

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement for the Regulation A+ Offering.
15.1	Investor Presentation, dated September 30, 2020.